FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2016 to May 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 14, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2016 to May 31, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 14, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of May 31, 2016
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2016) (Period of repurchase: from May 18, 2016 to July 22, 2016)		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) May 18 May 19 May 20 May 23 May 24 May 25 May 26 May 27 May 30 May 31	2,561,000 2,561,000 2,561,000 2,590,300 2,590,300 2,590,300 2,590,300 2,590,300 2,301,700 2,301,700	1,185,618,670 1,204,094,260 1,184,353,470 1,204,915,070 1,218,866,910 1,241,373,120 1,231,841,190 1,217,067,580 1,080,590,830 1,097,458,590
Total	—	25,237,900	11,866,179,690
Aggregate shares repurchased as of the end of this reporting month		25,237,900	11,866,179,690
Progress of share repurchase (%)		72.1	59.3

2.	Status of disposition

as of May 31, 2016
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—

	as of May 31, 2016
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Other (exercise of stock acquisition rights)	(Date) May 2 May 6 May 9 May 10 May 11 May 12 May 13 May 16 May 17 May 18 May 19 May 20 May 23 May 24 May 25 May 26 May 27 May 30 May 31	4,435,000 2,070,600 352,700 172,400 90,600 105,300 207,500 294,600 56,800 86,900 69,400 186,000 297,100 80,600 53,000 54,700 170,600 173,000 142,100	5,925,000 2,070,600 352,700 172,400 90,600 402,300 207,500 294,600 56,800 86,900 69,400 186,000 297,100 80,600 53,000 54,700 170,600 173,000 142,100
Subtotal	—	9,098,900	10,885,900
Total	—	9,098,900	10,885,900

3.	Status of shares held in treasury

as of May 31, 2016
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	226,070,241